February 3, 2014

Via EDGAR

Securities and Exchange Commission

100 F Street NE

Washington, D.C.  20549

Attention:   Mara L. Ransom

Re:                             EnLink Midstream, LLC

Amendment No. 2 to Registration Statement on Form S-4

Filed January 21, 2014

File No. 333-192419

Dear Ms. Ransom:

This letter sets forth the responses of EnLink Midstream, LLC (the “Company”) to the comments provided by the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its comment letter dated January 31, 2014 (the “Comment Letter”) concerning Amendment No. 2 to the Registration Statement on Form S-4 (File No. 333-192419) (as amended, the “Registration Statement”).  The responses are numbered to correspond to the numbers of the Comment Letter.

For your convenience, we have repeated each comment of the Staff in bold face type exactly as given in the Comment Letter, and set forth below such comment is the Company’s response.

Material U.S. Federal Income Tax Consequences of the Mergers, page 181

1.                                      We note that the delivery of a tax opinion from each of Baker Botts and Vinson & Elkins is a condition to the closing of the merger, and that both opinions relate to the tax-free nature of the transaction.  Please tell us why only the Baker Botts opinion is filed as an exhibit pursuant to Item 601(b)(8) of Regulation S-K and accordingly discussed in the tax disclosure in this section of the prospectus.  Alternatively, please revise to also include an appropriate discussion of the Vinson & Elkins opinion in this section and file such opinion as an exhibit to the registration statement.  Please refer to Section III of Staff Legal Bulletin No. 19, located on our website, including Sections III.A.1-2.

Item 601(b)(8) of Regulation S-K requires the filing, as an exhibit to a registration statement, of “an opinion of counsel...supporting the tax matters and consequences to the shareholders as described in the filing when such tax matters are material to the transaction for which the registration statement is being filed,” if, among other circumstances, (i) the tax consequences are material to an investor and (ii) a representation as to tax consequences is set forth in the filing.  Staff Legal Bulletin No. 19 (“SLB No. 19”) provides that “Information is ‘material’ if there is a substantial likelihood that a reasonable investor would consider the information to be important in deciding how to vote or make an investment decision or, put another way, to have significantly altered the total mix of information” previously available and lists an example of a transaction with material tax consequences as a merger transaction where the registrant represents that the transaction is tax free.

In compliance with Item 601 and the guidance set forth in SLB No. 19, the Company has (i) included a discussion of the material U.S. federal income tax consequences of the mergers that may be relevant to Crosstex Energy, Inc. (“Crosstex”) stockholders, who are the only persons who will be deciding how to vote or making an investment decision based on the information set forth in the Registration Statement, including the legal conclusions of Baker Botts L.L.P., counsel to Crosstex, and (ii) filed as Exhibit 8.1 the corresponding opinion of Baker Botts L.L.P. as to the matters set forth in such discussion.

The Company believes the discussion under “Material U.S. Federal Income Tax Consequences of the Mergers” provides the Crosstex stockholders with “the benefit of an expert’s opinion to understand the tax consequences in order to make an informed investment decision” as contemplated by SLB No. 19, and respectfully submits to the Staff that no additional opinion as to the material U.S. federal income tax consequences of the mergers to Crosstex stockholders is required to be provided under Item 601(b)(8).  Specifically, even though there is a waivable condition to the obligation of Devon Energy Corporation (“Devon”) to consummate the closing of the merger that Vinson & Elkins L.L.P., counsel to Devon, deliver an opinion to Devon that will address certain tax matters material to Devon, including, among other things, the non-taxable nature of the mergers to Devon, the Company does not believe this condition in the merger agreement creates an obligation to file that tax opinion as an exhibit to the registration statement or to require Vinson & Elkins L.L.P., as counsel to Devon, to provide a legal opinion as to U.S. federal income tax matters material to Crosstex stockholders that may be relied upon by Crosstex stockholders.  The recipient of the opinion to be provided by Vinson & Elkins L.L.P. will be Devon and will speak only to the tax consequences of the mergers to Devon, which are not independently material to stockholders of Crosstex as they are not receiving Devon stock in the mergers.  All matters addressed in Vinson & Elkins L.L.P.’s tax opinion to be delivered to Devon at closing that may also be relevant to Crosstex stockholders are already addressed in the opinion of Baker Botts L.L.P., counsel to Crosstex, included in the Registration Statement.

Accordingly, while Vinson & Elkins L.L.P. has advised the Company that it expects to deliver a tax opinion to Devon at closing in accordance with the merger agreement, the Company does not believe the opinion of Vinson & Elkins L.L.P. is necessary to support the discussion of tax matters and consequences to stockholders of Crosstex set forth in the Registration Statement under Item 601(b)(8).

2.                                      We note your response to comment 6 in our letter dated January 15, 2014.  However, your statements in this section that “the Devon merger is expected to be treated as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code, and the Devon merger and the Crosstex merger, together, are expected to be treated as a transaction described in Section 351(a) of the Internal Revenue Code” remain inappropriate assumptions by counsel.  Please revise.  Refer to Sections III.C.2-3 of Staff Legal Bulletin No. 19.

The Company has revised the disclosure on page 183 of the Registration Statement to remove the assumption that the Devon merger is expected to be treated as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code and that the Devon merger and the Crosstex merger, together, are expected to be treated as a transaction described in Section 351(a) of the Internal Revenue Code.

Notes to Unaudited Pro Forma Consolidated Financial Statements, page 190

3. Pro Forma Adjustment and Assumptions, page 190

3.                                      We reviewed your response to comment 3 in our letter dated January 15, 2014 and the revisions to your disclosure in Note 3(j).  Please disclose the effective interest rate used to determine the pro forma interest expense.  In doing so, if such rate varies from the committed interest rate then please disclose the effect on income of a 1/8 percent variance in interest rates.

The Company has revised the disclosure on page 196 of the Registration Statement to include the requested effective interest rates used to determine the pro forma interest expense and the effect of a 1/8 percent variance in such interest rates.

Annex G. Fairness Opinion of Evercore Group L.L.C., page G-1

4.                                      We note the limitation on reliance by shareholders in the fairness opinion provided by Evercore Group L.L.C. in the last paragraph on page G-4 and the disclosure regarding such limitation under “Opinion of the Financial Advisor to the Crosstex Special Committee.” Because it is inconsistent with the disclosures relating to the opinion, the limitation should be deleted.  Alternatively, disclose the basis for Evercore’s belief that shareholders cannot rely upon the opinion to support any claims against Evercore arising under applicable state law (e.g., the inclusion of an express disclaimer in Evercore’s engagement letter with the Crosstex Special Committee).  Describe any applicable state-law authority regarding the availability of such a potential defense.  In the absence of applicable state-law authority, disclose that the availability of such a defense will be resolved by a court of competent jurisdiction.  Also disclose that resolution of the question of the availability of such a defense will have no effect on the rights and responsibilities of the board of directors under applicable state law.  Further disclose that the availability of such a state-law defense to Evercore would have no effect on the rights and responsibilities of Evercore, the Crosstex Special Committee or the Crosstex Board under the federal securities laws.

The Company has revised the disclosure on pages 129 and G-4 of the Registration Statement to remove the limitation on reliance by shareholders in the fairness opinion provided by Evercore Group L.L.C.

If you have any questions with respect to the foregoing responses or require further information, please contact the undersigned at (214) 953-6634.

Very truly yours,

/s/ Douglass M. Rayburn

Douglass M. Rayburn

cc:	John C. Richels
EnLink Midstream, LLC

Lyndon C. Taylor
Devon Energy Corporation

Joe A. Davis
Crosstex Energy, Inc.

Jeffery B. Floyd
Lande Spottswood
Vinson & Elkins L.L.P.